WNS Appoints Adrian Dillon and Renu Karnad to Board of Directors

NEW YORK and MUMBAI — September 21, 2012 — WNS (Holdings) Limited (WNS) (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced the appointment of Mr. Adrian Dillon and Mrs. Renu Karnad to the Board of Directors of WNS (Holdings) Limited with immediate effect.

Mr. Dillon is currently a member of the Board of Directors and Chair of the Audit and Finance Committees of Williams-Sonoma, Inc, a specialty retailer of high-quality home products. Mr. Dillon was a member of the Board of Directors and Chair of the Audit Committee at NDS, a leading global provider of end-to-end software solutions to the pay-television industry when the company was acquired by Cisco in 2012. During his career, Mr. Dillon has held key finance roles including Chief Financial and Administrative Officer at Skype Limited and EVP, Finance and Administration and Chief Financial Officer at Agilent Technologies. Mr. Dillon graduated from Amherst College with a B.A. degree in economics.

Mrs. Karnad is currently the Managing Director of Housing Development Finance Corporation Limited (HDFC Ltd) and is also a Director on several other Boards, including BOSCH Limited and AKZO Nobel India Limited. In her current role, Mrs. Karnad is responsible for strategy, budget, product development and distribution for all India lending operations. She is also highly involved in policy planning with regard to the housing industry in India. Mrs. Karnad is a law graduate from the University of Mumbai and holds a Masters degree in Economics from the University of Delhi. She has also been a Parvin Fellow at Princeton University’s Woodrow Wilson School of International Affairs.

Mr. Deepak Parekh, who joined WNS’s Board of Directors in July 2006, has chosen not to stand for re-election and as a result, the term of his directorship expired at the company’s most recent Annual General Meeting on September 4, 2012.

“We thank Deepak for his 6 years of service and his contributions to the company. We are excited to have both Adrian and Renu join the Board of Directors, and are confident that their rich experience, strong relationships and unique business perspectives will be invaluable assets to WNS,” said Eric Herr, Chairman of WNS’s Board of Directors.

Mr. Dillon will serve on the Audit Committee while Mrs. Karnad will serve on the Compensation Committee. With Mr. Parekh’s departure and the addition of Mr. Dillon and Mrs. Karnad, WNS’s Board of Directors now consists of eight directors, six of whom satisfy the “independence” requirements of the NYSE listing standards.

About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. As of June 30, 2012, WNS had 25,939 professionals globally. WNS currently has 29 delivery centers worldwide including Costa Rica, India, Philippines, Poland, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Statement

This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations and assumptions about our Company and our industry. Generally, these forward-looking statements may be identified by the use of terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “seek,” “should” and similar expressions. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry. These and other factors are more fully discussed in our most recent annual report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission (SEC) which are available at www.sec.gov. We caution you not to place undue reliance on any forward-looking statements. Except as required by law, we do not undertake to update any forward-looking statements to reflect future events or circumstances.

Investors Contact:

David Mackey
Investor Relations
david.mackey@wns.com
ir@wns.com